American Bonanza Gold Corp.
Management’s Discussion and Analysis
(Nine months ended September 30, 2006, as of October 30, 2006)

General

The following discussion of performance, financial condition and analysis should be read in conjunction with American Bonanza Gold Corp. (“the Corporation”) annual audited consolidated financial statements for the years ended December 31, 2005 and 2004 and the unaudited consolidated financial statements of the Corporation for the nine months ended September 30, 2006 and 2005. All amounts are expressed in Canadian Dollars unless otherwise indicated.

Forward-Looking Statements

Certain statements contained in the following Management’s Discussion and Analysis may be deemed forward-looking statements. All statements other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Corporation believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are also advised to consider such forward-looking statements while considering the risks set forth below.

Description of Business

The Corporation is an exploration stage company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada. The Corporation is developing its advanced stage 100% owned Copperstone gold project in Arizona and continues its advanced exploration program on its 100% owned Fenelon gold project located in Quebec. An aggressive surface drilling program is ongoing to expand the known resource of both projects and to test several high priority exploration targets. In addition to these advanced properties, the Corporation continues to progress other projects, including the Martiniere and Northway in Quebec, Gold Bar in Nevada, Taurus in British Columbia and Northshore in Ontario.

Acquisition of International Taurus Resources Inc. and Fairstar Explorations Inc.’s Mineral Interests

Pursuant to the terms of an Arrangement Agreement dated December 21, 2004, subsequently amended February 21, 2005 between the Corporation, Bonanza, International Taurus Resources Inc. (“Taurus”), Fairstar Explorations Inc. (“Fairstar”) and 0710882 B.C. Ltd., the following transactions closed on March 30, 2005:

The Corporation, Bonanza and Taurus combined by way of a Plan of Arrangement (the “Arrangement”) whereby, first, each Bonanza common share, option and warrant outstanding at the time of the Arrangement was exchanged for 0.25 of a common share, option and warrant, respectively, of the Corporation and, second, each Taurus common share, option and warrant, was exchanged for 0.20 of a common share, option and warrant, respectively of the Corporation. The expiry dates of options and warrants remained unchanged and the exercise prices were increased in accordance with the above exchange ratios. The exchange transaction between the Corporation and Bonanza was a common control transaction which is accounted for at Bonanza’s historical cost by the continuity of interests method. On completion of the transaction, the Corporation owned 100% of the issued and outstanding shares of

Bonanza and Taurus and the former shareholders of Bonanza and Taurus held approximately 69.4% and 30.6% of the common shares of the Corporation. Accordingly, Bonanza is the acquirer of Taurus’ assets and liabilities for accounting purposes. Accordingly, the consolidated financial statements of the Corporation include the results of operations of Bonanza consolidated with those of the Corporation and Taurus from the date of acquisition. For legal purposes, Bonanza and Taurus became wholly owned subsidiaries of the Corporation.

Fairstar transferred its 38% interest in the Fenelon gold project and its interests in the Casa Berardi gold projects in Quebec to its wholly-owned newly incorporated subsidiary company, 0710882 B.C. Ltd. The Corporation acquired all outstanding shares of 0710882 B.C. Ltd. in exchange for 6,500,000 common shares of the Corporation and $300,000 cash paid directly to certain creditors of Fairstar. This transaction has been accounted for as an asset acquisition by the Corporation.

After the transactions discussed above were completed the former shareholders of Bonanza, Taurus and Fairstar held approximately 63.3%, 27.9% and 8.8%, respectively, of the Corporation’s common shares. The total number of issued and outstanding common shares of the Corporation after the transaction closed was 74,330,925.

The excess purchase price over the net book value of net assets acquired has been allocated to mineral properties and includes the effect of recording future income tax liabilities on the temporary differences arising on the transactions.

Incremental costs related to this acquisition of $933,605 have been included as a cost of the acquisition.

Overview of Performance

The Corporation’s working capital as at September 30, 2006 was $8,635,218 compared with a working capital position of $5,177,422 as at December 31, 2005. The increase in working capital was the result of the private placement raising $7,467,249, net of share issue costs plus an additional $6,440 in warrant exercise which were offset by operating activities in the period of $2,471,551 and exploration expenditures at the Copperstone, Fenelon and other properties totalling $2,854,717. The loss for the nine months ended September 30, 2006 was $2,161,357 or $0.02 per share compared with a net loss of $2,158,749 or $0.03 per share for the comparable period in 2005.

Selected Information

The following table sets forth selected consolidated annual financial information of the Corporation for, and as of the end of, each of the last three fiscal years and the nine month period ended September 30, 2006. The selected consolidated financial information should be read in conjunction with the Consolidated Financial Statements of the Corporation and Bonanza.

		September 30,			December 31,
		2006		2005		2005		2004		2003
	$		$		$		$		$
Net loss		(2,161,357)		(2,158,749)		(4,215,960)		(1,219,731)		(605,214)
Net loss per share		(0.02)		(0.03)		(0.06)		(0.03)		(0.02)
Total cash and cash equivalents		7,538,033		5,441,658		5,413,900		9,467,224		13,406,295
Working capital		8,635,218		4,909,562		5,177,422		8,750,640		13,089,684
Total debt		Nil		Nil		Nil		Nil		Nil
Total assets		60,444,798		58,752,689		54,428,595		28,688,663		25,006,389
Shareholders’ equity		57,231,657		54,220,103		52,261,765		27,496,142		24,202,178

Results of Operations

For the nine months ended September 30, 2006, the Corporation had a net loss of $2,161,357 or $0.02 per share compared to a net loss of $2,158,749 or $0.03 per share with the corresponding period in 2005. Stock-based compensation expense for this period increased to $1,014,160 from $900,599 in 2005. Interest income increased to $148,649 from $101,320 which was the direct result of increased cash balances for the current period compared to the same period during 2005. During the same comparable period, general and administrative costs decreased to $787,961 from $1,061,733 in 2005. Public company expenses decreased to $314,971 from $396,958 and business development expenses decreased to $155,981 from $252,379. In 2005, the recognition for gains on debt settlement of $306,392 reduced the total loss accordingly.

Exploration office expenses increased to $338,995 in the nine months period from $214,411 in 2005. Activities relating to property evaluations and investigations are ongoing. Exploration expenses in the period also include all costs associated with maintaining the Corporation’s exploration offices in Reno, Nevada.

Summary of Quarterly Results

Selected consolidated financial information for each of the most recently completely quarters of fiscal 2006, 2005 and 2004 are as follows:

	2006			2005				2004
	Sept	Jun.	Mar.	Dec.	Sept.	June	Mar.	Dec.
	$	$	$	$	$	$	$	$
Interest income
	81,664	38,891	28,094	26,865	28,756	6,456	66,108	61,359
Loss for period	(411,177)	(657,305)	(1,092,875)	(1,750,819)	(546,482)	(1,305,162)	(307,105)	(130,122)
Net loss per share	(0.00)	(0.01)	(0.01)	(0.02)	(0.01)	(0.02)	(0.01)	(0.00)

Liquidity and Capital Resources

The Corporation’s working capital as at September 30, 2006 was $8,635,218 compared with a working capital position of $5,177,422 as at December 31, 2005. Flow-through funds of $3,637,817 are included in the current working capital. Flow-through funds are restricted to Canadian Exploration Expenditures, as defined in the Canadian Income Tax Act. The increase in working capital in the period was the result of the private placement financing and offset by expenditures in the period at the Copperstone, Fenelon and other gold properties totalling $2,854,717. As of September 30, 2006 $1,768,991 accrued receivable from Revenue Quebec and the Ministry of Natural Resources of the Government of Quebec related to exploration expenditures occurred in that province during the previous years and up to the current quarter remained outstanding. As of September 30, 2006, accrued payable related to a 2002 reassessment by Revenue Quebec for the amount of $758,978 remained outstanding. The Corporation is contesting this assessment.

During 2006, the Corporation continued its surface and underground drilling program at the Copperstone project. This program phase has been completed and the result of the preliminary assessment prepared by AMEC has been filed on SEDAR on March 28, 2006. Total development and exploration expenditures during the period totalled $892,817 or $15,827,100 since the program began in 2003.

On May 31, 2006 the Corporation completed a private placement of flow-through shares and units with Dundee Securities Corporation and Haywood Securities Inc. (the “Agents”) in the amount of $8,140,000. The private placement consists of 7,400,000 flow-through shares at a price of $0.55 per share, for gross proceeds of $4,070,000, and 7,400,000 units at a price of $0.55 per unit, for gross proceeds of $4,070,000. Each unit is comprised of one common share and one half of one transferable common share purchase warrant with each full warrant entitling the holder to acquire one common share at a price of $0.65 for a period of 18 months after the closing date.

The Agents were paid a cash fee equal to 7.0% of the total gross proceeds raised in the private placement. In addition, the Agents received compensation warrants exercisable for non-flow-through common shares of the Corporation equal in number to 7.0% of the number of flow-through shares and units sold under the private placement. The compensation warrants will be exercisable at a price of $0.65 per compensation share for a period of 18 months after the closing date.

As at September 30, 2006, the Corporation had cash of $7,538,033 compared to $5,413,900 as at December 31, 2005. The Corporation currently has no debt and has adequate working capital to continue its drilling programs at the Fenelon and Copperstone gold projects designed to expand the known gold resources for purposes of advancing these projects to the development stage.

As a mining company in the exploration stage, the future liquidity of the Corporation will be affected principally by the level of exploration expenditures and by its ability to raise an adequate level of capital through the equity markets. In management’s opinion, the Corporation’s current working capital will be sufficient for funding its planned exploration programs in 2006 at the Copperstone, Fenelon and Martiniere gold projects.

Subsequent Events

Subsequent to September 30, 2006, a total of 300,000 stock options at an exercise price of $0.40 were granted to employees and warrants totaling 5,049,866 at an exercise price of $1.40 expired.

Controls and Procedures

The Chief Executive Officer and Chief Financial Officer have instituted a system of disclosure controls for the Corporation to ensure proper and complete disclosure of material information. The limited number of employees within the Corporation facilitates access to real time information about developments in the business for the person responsible for drafting disclosure documents. All documents are circulated to responsible members of management and the board of directors according to the disclosure time-lines contained within the disclosure policy. The disclosure controls conform with the Corporation’s Corporate Governance policies.

The Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Corporation’s disclosure controls and procedures have concluded that, as of such date, the Corporation’s disclosure controls and procedures were effective to ensure that material information relating to the Corporation was made known to them by others within the Corporation during the period.

Critical Accounting Estimates and Risk Factors

Critical accounting estimates used in the preparation of the financial statements include the Corporation’s estimated net recoverable value of these mineral properties. The business of mineral exploration and extraction involves a high degree of risk since very few properties that are explored and developed ultimately achieve commercial production. At present, none of the Corporation’s properties have a known body of commercial ore.

The Corporation’s impairment determination and resulting estimated net recoverable value on its mineral projects are based on estimated underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Corporation is in an industry that is exposed to a number of risks and uncertainties, including exploration, development, commodity, operating, ownership, political, funding, currency and environmental risk. While factoring these risks the Corporation has relied on very preliminary resource estimates on its properties, however, these estimates include assumptions that are potentially subject to significant changes that are not yet determinable. Accordingly, there is always the potential for a material change to the presentation in the financial statements relating to the carrying value of the Corporation’s mineral properties.

Change in Accounting Policy

The Corporation has substantially adopted the consensus of Abstract #146 of the Emerging Issues Committee of CICA in respect to its accounting for all flow-through renunciations occurring subsequent to January 1, 2006. Under the Canadian Income Tax Act an enterprise may issue securities referred as flow-through shares whereby the investor may claim the tax deduction associated with the related resource expenditures. The Corporation records future income tax liabilities (or renounced expenditures multiplied by the effective corporate tax rate) on the earlier of the date that the resource expenditures are renounced to the investors and the date that, in the opinion of management, reasonable assurance exists that the expenditures will be completed. During 2006 these future income tax liabilities have been presented in the balance sheets and the offset recorded as share issue costs.

Use of Financial and Other Instruments

The Corporation has not entered into any specialized financial agreements to minimize its investment, currency or commodity risk. There are no off-balance sheet arrangements. The principal financial instruments affecting the Corporation’s financial condition and results of operations is currently its cash and cash equivalents.

Outlook

The Corporation will continue to focus the majority of its exploration and development efforts in the United States and Canada for purposes of the acquiring, exploring and developing high-grade gold projects.

As an Exploration Stage Company the future liquidity of the Corporation will be affected principally by the level of its development and exploration expenditures and by its ability to raise an adequate level of capital through the capital markets. In management’s opinion the Corporation’s current working capital position will be sufficient for purposes of completing its planned exploration programs at the Copperstone, Fenelon and other Canadian exploration assets.

The Corporation will continue to evaluate its funding requirements on a going forward basis in its efforts to meet its future development and growth initiatives.